SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 5)

                                SERVOTRONICS, INC
              ----------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   0008177321
              ----------------------------------------------------
                                 (CUSIP Number)

               Harvey Houtkin, c/o All-Tech Investment Group, Inc.
          160 Summit Avenue, Montvale, New Jersey 07645/(201) 782-0200
          -------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 1999
              ----------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008177321               SCHEDULE 13D/A              Page   of   Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rushmore Financial Services, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC 00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New Jersey
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             9,404
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,404
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,404
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 008177321               SCHEDULE 13D/A              Page    of   Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      All-Tech Investment Group, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC 00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               -0-
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             9,000
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        -0-
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        9,000
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      9,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      BD
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 008177321               SCHEDULE 13D/A              Page    of   Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Harvey Houtkin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF WC 00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               345,500
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             19,356
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        345,500
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        19,356
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      373,856
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

            Common Stock
            Servotronics, Inc.
            3901 Union Road
            Buffalo, NY 14225

Item 2. Identity and Background

      Rushmore previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 5 thereto. Information with respect to Rushmore is as follows:

      (a)   Rushmore Financial Services, Inc.
      (b)   160 Summit Avenue Montvale, New Jersey 07645
      (c)   Holding company, 160 Summit Avenue, Montvale, NJ 07645
      (d)   No
      (e)   No
      (f)   New Jersey

      90.5% of the shares of All-Tech Investment Group, Inc. ("All- Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore. All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 5 thereto. Information with respect to All-Tech is as follows:

      (a)   All-Tech Investment Group, Inc.
      (b)   160 Summit Avenue Montvale, New Jersey 07645
      (c)   Broker/Dealer
      (d)   No
      (e)   No
      (f)   Delaware

      Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 5 thereto.

      (a)   Harvey Houtkin
      (b) c/o All-Tech Investment Group, Inc. 160 Summit Avenue Montvale, New Jersey 07645
      (c) Chairman of the Board, Chief Executive Officer and Secretary, All-Tech Investment Group, Inc. and Domestic Securities, Inc., registered broker-dealers located at 160 Summit Avenue, Montvale, NJ 07645, and Rushmore Financial Services, Inc.
      (d)   No
      (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
      (f)   United States

      Information with respect to Mr. Shefts is not provided because Mr. Shefts no longer is a part of the group making this joint filing.

Item 3. Source and Amount of Funds or Other Consideration.

            Amounts set forth below are for shares owned directly by a reporting person.

            WC/OO Rushmore owns 404 shares (.0%) of the issuer directly, which shares were purchased on margin, and indirectly owns 9,000 shares (0.4%) through its 90.5% ownership of All-Tech, which purchased such shares on margin. Rushmore is owned 50% by Mr. Shefts and 50% by Mr. Houtkin.

            WC/OO All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock,purchased 9,000 shares (0.4%)in a margin account. 90.5% of the stock of All-Tech is owned by

            Rushmore.

            PF/OO The 354,500 shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. Mr. Houtkin owns 9,952 shares (0.4%) together with his mother, Esther Houtkin; all of such shares were purchased for cash. Mr. Houtkin's wife Sherry Houtkin is the beneficial owner of 86,632 shares (3.6%) which were purchased for cash. An additional 10,200 shares (0.4%) are owned by Mr. Houtkin's adult son Brad Houtkin, of which 2,100 were purchased for cash and 8,100 were purchased on margin, and 79 shares (.0%) which were purchased for cash are owned by his adult son Stuart. Mr. Houtkin disclaims beneficial ownership of the shares owned by his wife and son Brad. The 9,000 shares (0.4%) owned by All-Tech and the 404 shares (0.0%) owned by Rushmore were purchased in a margin account.

Item 4. Purpose of Transaction

      The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity.

      Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5. Interest in Securities of the Issuer

      (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on April 19, 1999, by all reporting persons submitting this joint filing (excluding the 96,832 shares (4.0%) as to which beneficial ownership is disclaimed) was 373,935, equaling approximately 15.5% of the common stock outstanding on such date.

            All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Mr. Houtkin individually are subject to sole voting and dispositive power except for the 9,952 shares Mr. Houtkin and his mother own jointly.

      (b)   Shares beneficially owned by each reporting person:

            All-Tech Investment Group, Inc.          TOTAL:             9,000
                                                     PERCENTAGE:          0.4%

            Rushmore Financial Services, Inc.
                   (excluding shares                 TOTAL:               404
                   of All-Tech)                      PERCENTAGE:          0.0%

            Harvey Houtkin, individually                              354,500
            Harvey and Esther Houtkin                                   9,952
            Stuart Houtkin                                                 79

            Harvey Houtkin as a control person of
              Rushmore (excluding shares owned
                 by All-Tech)                                             404
            Harvey Houtkin as a control person of
              All-Tech                                                  9,000
                                                                      -------
                                                     TOTAL:           373,935
                                                     PERCENTAGE:         15.5%

            Mr. Houtkin disclaims beneficial ownership of 86,632 shares (3.6%) owned by his wife Sherry Houtkin and 11,200 shares (0.4%) owned by his adult son Brad Houtkin.

      (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

      (d)   N/A

      (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7. Material to be Filed as Exhibits

      None

Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

April 22, 1999

                                            RUSHMORE FINANCIAL SERVICES, INC.



                                            By    s/Harvey Houtkin
                                              -------------------------------
                                              Harvey Houtkin, Chairman

                                            ALL-TECH INVESTMENT GROUP, INC.


                                            By   s/Harvey Houtkin
                                              -------------------------------
                                              Harvey Houtkin, Chairman


                                              s/Harvey Houtkin
                                              -------------------------------
                                                    Harvey HoutkinCa